東方有色集團有限公司
ONFEM HOLDINGS LIMITED

02034195

RECEIVED MAY 16 2002 SEC MAIL PROCESSING WASH. D.C. 154 SECTION

SUPPL

3rd May, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 2nd May, 2002.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

dlo 5/20

香港九龍尖沙咀漆咸道南79號中國五礦大廈11樓 電話：2613 6363 傳真：2581 9823
11/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors of ONFEM Holdings Limited ("the Company") is pleased to announce that Ms. Yuen Wai Man was appointed as the Financial Controller of the Company with effect from 1st May, 2002.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 2nd May, 2002

ONFEM HOLDINGS LIMITED
(東方有色集團有限公司)

(於百慕達註冊成立之有限公司)

公 佈

東方有色集團有限公司(「本公司」)董事會欣然宣佈，阮慧敏小姐由二零零二年五月一日起獲委任為本公司之財務總監。

承董事會命
董事總經理
王幸東

香港，二零零二年五月二日

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors of ONFEM Holdings Limited ("the Company") is pleased to announce that Ms. Yuen Wai Man was appointed as the Financial Controller of the Company with effect from 1st May, 2002.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 2nd May, 2002

ONFEM HOLDINGS LIMITED
(東方有色集團有限公司)

(於百慕達註冊成立之有限公司)

公佈

東方有色集團有限公司(「本公司」)董事會欣然宣佈,阮慧敏小姐由二零零二年五月一日起獲委任為本公司之財務總監。

承董事會命
董事總經理
王幸東

香港,二零零二年五月二日